Exhibit 99.1

I-Mab Enters into Strategic Regional Partnership with Kalbe Genexine Biologics for Commercialization Rights of CD73 Antibody, TJD5, for Immuno-Oncology

- Kalbe Genexine Biologics (“KG Bio”) will receive right of first negotiation for an exclusive license to potentially commercialize I-Mab’s TJD5, in Southeast Asia and other territories

- Partnership to include right of first negotiation on an additional I-Mab-discovered product candidate to be agreed upon by both parties

-Total potential value of TJD5 agreement up to approximately $340 million

SHANGHAI, China, and ROCKVILLE, MD., March 30, 2020 — I-Mab (the “Company”)(Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders, today announced a strategic partnership with Kalbe Genexine Biologics (“KG Bio”), a joint venture of Kalbe Farma Tbk (“Kalbe”), and Genexine, Inc. (“Genexine”). Under the terms of the agreement, KG Bio will receive a right of first negotiation for an exclusive license for the commercialization of two I-Mab discovered product candidates: TJD5, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors, and an I-Mab product candidate to be agreed upon by both parties.

With the agreement, KG Bio will have a right of first negotiation for exclusive rights to commercialize these two product candidates in the ASEAN (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam) and MENA (Algeria, Bahrain, Djibouti, Egypt, Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Libya, Malta, Morocco, Oman, Qatar, Saudi Arabia, Syria, Tunisia, United Arab Emirates, Palestine, and Yemen) regions, as well as Sri Lanka.

“This partnership recognizes the potential of our internally-discovered anti-CD73 antibody TJD5 in immuno-oncology, and its clear clinical differentiation related to a novel epitope of CD73,” said Dr. Jingwu Zang, Founder, Honorary Chairman and Director of I-Mab. “We are pleased to enter into this strategic partnership with the Kalbe corporate family, which is a leader in commercializing innovative therapies in Southeast Asia and other key strategic markets and deepen our relationship with Genexine. We believe this partnership will expand the commercialization potential of TJD5 and other candidates in our portfolio.”

“I-Mab has a highly innovative and globally competitive pipeline epitomized by products with best-in-class potential such as TJD5. With this novel partnership KG Bio will further strengthen its immuno-oncology portfolio. We are determined to maximize the potential of these products by leveraging our commercial capabilities and presence in the ASEAN, Middle East and North Africa (MENA) regions as well as Sri Lanka, where demand for breakthrough therapies is growing significantly.” commented Sie Djohan, President Director of KG Bio.

If and when I-Mab and KG Bio enter into the definitive licensing agreement for TJD5, I-Mab would be eligible to receive from KG Bio an aggregate amount of up to approximately $340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG Bio would pay I-Mab tiered royalties in the low to mid-teen percentages on net sales from the ASEAN and MENA regions, as well as Sri Lanka.

About TJD5

TJD5 is a differentiated, humanized monoclonal antibody against CD73. CD73 is expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-environment. By binding to a novel epitope and inhibiting CD73, TJD5 is believed to reshape the immuno-suppressive tumor micro-environment and increase T-cell anti-tumor activity. When combined with a PD-L1 antibody in vivo, TJD5 achieved better anti-tumor efficacy. TJD5 is currently being evaluated in a Phase 1, dose-escalation clinical trial in patients with advanced solid tumors in the United States.

About Kalbe Genexine Biologics (KG Bio)

KG Bio is a joint venture between Kalbe Farma of Indonesia and Genexine of South Korea. KG bio is focused on clinical development and the commercialization of novel biologics and monoclonal antibodies in ASEAN, Asia Pacific and MENA. Through innovative technological platform that ensures affordable and high-quality products, KG Bio aims to provide innovative biologic and immuno-oncology products, and better solutions in treating human diseases.

About Kalbe

PT Kalbe Farma Tbk was established in 1966 and is one of the largest publicly-listed pharmaceutical companies in Southeast Asia. It has four main divisions including prescription pharmaceuticals, consumer health, nutritionals and distribution with over one million outlets. Kalbe Farma currently has more than 35 subsidiaries and 12 production facilities with international standards, supported by around 17,000 employees, spread in 76 branches across Indonesia. Since 1991, its shares have been listed on the Indonesia Stock Exchange (IDX: KLBF)

About Genexine, Inc.

Genexine, Inc., listed on KOSDAQ (095700) since 2009, is a leading biotherapeutics company focused on immuno-oncology and orphan disease. Genexine has a robust pipeline of products in the clinical stage, e.g. Hyleukin-7™, HyTropin (GX-H9), Papitrol (GX-188E), etc. based on long-acting Fc fusion technology and therapeutic DNA vaccine technology. Genexine has completed multinational phase II trials and is preparing to apply IND of US Phase III trial for HyTropin (long-acting human growth hormone, hGH-hyFc). Papitrol, a therapeutic DNA vaccine for HPV-associated diseases is under Phase II trial in combination with Keytruda (MSD) for cervical cancer. Founded in 1999, Genexine has over 180 employees, and half of them are scientists with MSc, or Ph.D. Genexine is located in Pangyo Techno Valley near Seoul, Korea.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. I-Mab’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market

development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven pre-clinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: + 86 21 6039 8363

Media Inquiries (Americas and Europe):

Burns McClellan, Inc.

Ryo Imai / Robert Flamm, Ph.D.

E-mail: rimai@burnsmc.com / rflamm@burnsmc.com

Office line: +1 212 213 0006